Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Obalon Therapeutics, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-213988) on Form S-8 of Obalon Therapeutics, Inc. of our report dated February 23, 2017, with respect to the consolidated balance sheets of Obalon Therapeutics, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of Obalon Therapeutics, Inc.
/s/ KPMG LLP
San Diego, California
February 23, 2017